Exhibit 12.1
Targa Resources Partners LP
Ratio of Earning to Fixed Charges

							SAOU/LOU Systems
						March 12	Predecessor
						(Inception)	106-day period
	Three Months					through	Ended April	Year Ended
	Ended March 31,		Years Ended December 31,			December 31,	15,	December 31,
	2009	2008	2007	2006	2005	2004	2004	2003
					(Amounts in millions of dollars)
Pre-tax income (loss) from continuing operations	$(1.8)	$92.9	$41.8	$14.5	$9.7	$16.1	$4.0	$9.5

Fixed charges:
Interest expense and amortization of debt issuance costs	9.9	38.3	41.4	88.0	21.2	6.1	—	—

Capitalized interest	0.1	0.2	0.2	0.2	—	—	—	—

Operating lease payments	0.2	0.7	0.7	0.7	0.1	—	—	—

Total fixed charges	10.2	39.2	42.3	88.9	21.3	6.1	—	—

Pre-tax income from continuing operations plus fixed charges	$8.4	$132.1	$84.1	$103.4	$31.0	$22.2	$4.0	$9.5

Ratio of earnings to fixed charges (1)	—	3.4	2.0	1.2	1.5	3.6	n/a	n/a

Deficiency	$1.8	$—	$—	$—	$—	$—	$—	$—

Amortization of capitalized interest	0.007	0.019	0.015	0.005

(1)	For the quarter ended March 31, 2009, our ratio was less than 1:1. Additional earnings of $1.8 million would have been needed to achieve coverage of 1:1 for the quarter ended March 31, 2009.